STOCK DIVIDEND FUND, INC.

CODE OF ETHICS

February 17, 2020

Rule 17j-1 under the Investment Company Act of 1940 (the "1940 Act") addresses conflicts of interest that arise from personal trading activities of investment company personnel and access persons.  In particular, Rule 17j-1 prohibits fraudulent, deceptive or manipulative acts by such personnel and access persons in connection with their personal transactions in securities.  The rule also requires an investment company to adopt a code of ethics containing provisions reasonably necessary to prevent fraudulent, deceptive or manipulative acts.

Section 406 of the Sarbanes-Oxley Act of 2002 concerns the disclosure of a company's Code of Ethics.  This Code of Ethics is meant to promote:

1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2) full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission ("SEC") and in other public communications made by the Fund;

3) compliance with applicable laws and governmental rules and regulations;

4) the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

5) accountability for adherence to the Code.

This Code of Ethics has been adopted by the Board of Directors of the Stock Dividend Fund, Inc. (the "Fund").  It is based on the principle that the Directors and Officers of the Fund owe a fiduciary duty to the Fund's shareholders to conduct their affairs, including their personal transactions, in such a manner as to avoid 1) serving their own interests ahead of the shareholders, 2) taking advantage of their position, and 3) any actual or potential conflicts of interest.

I.      Definitions.   As used in this Code of Ethics, the following terms shall have the following meanings:

(a) "Advisor" shall mean Adams Asset Advisors, LLC.

(b) "Beneficial Ownership" shall be interpreted in the same manner as it would be in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, except that the determination of direct or indirect beneficial ownership shall apply to all securities that a person has or acquires.  It includes ownership by a member of a person's immediate family (such as spouse, minor children and adults living in such person's home) and trusts of which such person or an immediate family member of such person is a trustee or in which any such person has a beneficial interest.

(c)  "Security" shall have the same meaning set forth in Section 2(a)(36) of the 1940 Act, except that it shall not include shares of registered open-end investment companies, direct obligations of the United States Government, banker's acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements.

(d)  "Transaction" shall mean any purchase, sale or any type of acquisition or disposition of securities.

II.     Restrictions on Trading.  Officers and employees and access persons of the Fund are restricted from willfully purchasing, for beneficial ownership, securities that are held within the Fund's portfolio, or any securities, without obtaining prior permission from the CCO.  In an effort to monitor trading activity, officers and employees and access persons are required to have brokerage statements or quarterly transaction history sent to the CCO of the Fund.

(a)

Employees and access persons are restricted from purchasing securities that are held within the Investment Company or client portfolios that are overseen by the Advisor, or any securities without prior approval from the CCO.  Upon approval, employees and access persons must wait until the day after any client or Fund trade to purchase or sell the approved securities.  In an effort to monitor trading activity, employees and access persons are required to have brokerage confirmations or statements sent to the CCO. These restrictions will help insure that our clients have first access to our investment ideas.

(b)

Employees and access persons shall immediately report to the CCO any existing financial interest in any brokerage firm or related organization, and any personal employment or family member's employment by any brokerage firm related organization.

(c)

Employees and access persons must submit initial holdings reports 1) no later than 10 days after becoming an access person, and the information must be current as of a date no more than 45 days prior to the date of becoming an access person, and 2) at least once each 12 month period thereafter, with information current as of a date no more than 45 days prior to the date that the information was submitted.

(d)

The CCO will review quarterly transaction reports of each employee and access person of the Investment Company and the Advisor.  The quarterly transactions reports will be due no later than 30 days after the end of each quarter and must contain all transactions done during the quarter.

(e)

Employees and access persons must obtain pre-approval before directly or indirectly acquiring beneficial ownership in any securities in an IPO (initial public offering) or private placement (limited) offering.

III.    Prohibition on Certain Actions.  Directors and officers and access persons of the Fund, in connection with the purchase or sale of securities, shall not:

(a) employ any device, scheme or artifice to defraud the Fund

(b) make any untrue statement of a material fact to the Fund, or to omit to state a material fact in an effort to mislead the Fund

(c) engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund

(d) engage in any manipulative practice with respect to the Fund

IV.     Code of Ethics of Advisor.  All directors and officers and access persons of the Fund who are also directors, officers or employees or access persons of the Advisor are subject to the Code of Ethics of the Advisor, which is incorporated by reference herein.

V.      Reporting to Board of Directors.  If issues or concerns arise with regards to this Code of Ethics, the President of the Fund shall provide the Board of Directors with a report that describes such issues.  A written report will be provided annually to the Board, even if there were no violations.

VI.     Sanctions.  If any director or officer violates any provisions set forth in this Code of Ethics, the directors shall impose sanctions as deemed appropriate including, but not limited to, a letter of censure, termination of position, or fines.